CareFusion Corporation
3750 Torrey View Court
San Diego, California 92130
July 24, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549
Attention: Joe McCann

Re:	Registration Statement on Form 10 of CareFusion Corporation (File No. 001-34273)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CareFusion Corporation (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form 10, as amended to date (File No. 001-34273) (the “Registration Statement”) be accelerated so that it may become effective on July 28, 2009, or as soon as practicable thereafter.
     In connection with the filing of the Registration Statement, the Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company further acknowledges that staff comment or changes in response to staff comment in the disclosure in the Registration Statement may not be asserted in any defense in any proceeding which may be brought by any person. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that none of them will assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosures in the filing.
     I hereby confirm to you on behalf of the Company that the Company is aware of their obligations under the Act and the Securities Exchange Act of 1934, as amended, with respect to the securities specified in the Registration Statement.

     Please call Erika Weinberg at (212) 310-8910 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours, CareFusion Corporation
By:	/s/ David L. Schlotterbeck
David L. Schlotterbeck
Chief Executive Officer

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